April 21, 2025

Mary Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way Suite 100
Lexington, KY 40509

       Re: Valvoline, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Filed November 22, 2024
           File No. 001-37884
Dear Mary Meixelsperger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation